Exhibit 21.1
SUBSIDIARIES OF REGISTRANT

GeoEye, Inc.’s principal affiliates as of December 31, 2011, are listed below. All other affiliates, if considered in the aggregate as a single affiliate, would not constitute a significant affiliate.

AFFILIATES OF REGISTRANT INCLUDED IN REGISTRANT’S FINANCIAL STATEMENTS

	Percentage of Voting Securities Directly or Indirectly Owned by Registrant	State or Country of Incorporation or Organization
GeoEye Imagery Collection Systems Inc.	100	Delaware
GeoEye Solutions Holdco Inc.	100	Delaware
GeoEye Solutions Inc.	100	Delaware
i5, Inc.	100	Missouri
MJ Harden Associates, Inc.	100	Missouri
GeoEye License Corp.	100	Delaware
GeoEye Asia Pte. Ltd.	100	Singapore
GeoEye Analytics Inc.	100	Delaware